Exhibit 99.1

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE

24 June 2005

     OFFER FOR XENOVA GROUP PLC

Celtic Pharma Development UK Plc

Recommended Proposal to acquire Xenova Group Plc

Summary

The Directors of Xenova and the Board of Celtic Pharma announce that they have reached agreement on the terms of a recommended offer, to be implemented by way of a scheme of arrangement under Section 425 of the Act, under which Celtic Pharma will acquire the entire issued and to be issued share capital of Xenova. The Scheme is expected to become effective in August 2005. Xenova Securityholders (other than certain Restricted Overseas Persons) will be able to elect from one of three choices:

Recommended Proposal	Offer Per 10 Xenova Shares or 1 Xenova ADS

Secured Loan Note Offer	US$1.10 nominal of Secured Loan Notes

Cash and Secured Loan Note Alternative	US$0.50 nominal of Secured Loan Notes and 30 pence in cash

Cash Alternative	45 pence in cash

The table below sets out the value of the recommended Proposal per 10 Xenova Shares or 1 Xenova ADS:

Recommended Proposal	Equivalent value in pence(1)	Total current value in pence

Secured Loan Note Offer	60.44	47.14 to 53.19(2)

Cash and Secured Loan Note Alternative	57.47	51.43 to 54.18(2)

Cash Alternative	45.00	45.00

(1)	Equivalent value is based on the nominal value of the Secured Loan Notes and an exchange rate of £1/US$1.82.
(2)	Based on Broadview's valuation of the Secured Loan Notes of between 78 per cent. and 88 per cent. of nominal value.

Based on the nominal value of the Secured Loan Notes and assuming an exchange rate of £1/US$1.82:

•
The Secured Loan Note Offer values the existing issued share capital of Xenova at approximately £26.1 million (US$47.5 million) and each Xenova Share at approximately 6.044 pence (US11 cents, equivalent to US110 cents per ADS) and represents a premium of 56 per cent.to the Closing Price of 3.875 pence per Xenova Share on 23 June 2005,the last trading day immediately prior to this announcement.

•
The Cash and Secured Loan Note Alternative values the existing issued share capital of Xenova at approximately £24.8 million (US$45.1 million) and each Xenova Share at approximately 5.75 pence (US 10.5 cents, equivalent to US 105 cents per ADS) and represents a premium of 48 per cent. to the Closing Price of 3.875 pence per Xenova Share on 23 June 2005, the last trading day immediately prior to this announcement.

•	The Cash Alternative values the existing issued sharecapital of Xenova at approximately £19.4 million (US$35.3 million) and each Xenova Share at 4.5 pence (US 8.2 cents, equivalent to US 82 cents perADS) and represents a premium of 16 per cent. to the Closing Price of 3.875 pence per Xenova Share on 23 June 2005, the last trading day immediately prior to this announcement.

Xenova and Celtic X Licensee (a member of the Celtic Pharma Group) have also concluded an exclusive worldwide licence agreement in respect of Xenova's nicotine and cocaine vaccines for the treatment of drug addiction, TA-NIC and TA-CD. Separately, Celtic X Licensee has agreed to make available to Xenova a secured loan facility of up to $20 million to provide working capital for Xenova. Neither the Licence Agreement nor the facility is conditional upon the Scheme becoming effective. The Secured Loan Notes will be secured on the Licence Agreement and the rights of Celtic X Licensee under the Licence Agreement.

The Directors, who have been so advised by Lazard, have not taken a position as to the relative merits of the Secured Loan Note Offer, the Cash and Secured Loan Alternative and the Cash Alternative. However, the Directors, who have been so advised by Lazard, do believe the terms of the Cash Alternative to be fair and reasonable. In providing advice to the Directors, Lazard has taken into account the Directors' commercial assessments. Accordingly, the Directors unanimously recommend that Xenova Shareholders vote in favour of the Resolutions as they have irrevocably undertaken to do in respect of their own holdings of Scheme Shares.

The Directors of Xenova who hold Xenova Scheme Shares (being all of the Xenova Directors save for Dr Michael Young) have irrevocably undertaken to vote in favour of the Proposals in respect of their aggregate beneficial holdings of 1,204,230 Scheme Shares, representing approximately 0.279 per cent. of the issued share capital of Xenova. John Jackson, David Oxlade, Daniel Abrams and John Waterfall have informed Celtic Pharma that they will elect to receive either the Secured Loan Note Offer or the Cash and Secured Loan Note Alternative.

The Scheme will require approval of holders of Xenova Shareholders at a Court Meeting and at an Extraordinary General Meeting. The resolution to be proposed at the Extraordinary General Meeting will be to approve the Scheme and other related matters, including, inter alia, the reduction of Xenova's share capital and amendments to the Xenova Articles required to implement the Scheme. If the Scheme becomes effective it will be binding on all holders of Scheme Shares, including any holders who did not vote to approve the Scheme.

Commenting on the Proposal on behalf of the Directors of Xenova, David Oxlade, Chief Executive Officer, said:

“We believe that this offer is in the best interests of our shareholders. It is structured to provide shareholders with a choice between cash or securities with a continued participation in the future commercialisation of Xenova products. Xenova's maturing portfolio of attractive clinical programmes will require significant funding to bring them to commercialisation, which Celtic Pharma is in a position to provide. In the context of the current financing environment for biotechnology companies, this is the right solution for all Xenova stakeholders, including the patients who stand to benefit in the future from our products.”

Enquiries

Celtic Pharma	Xenova
John Mayo, Director	David Oxlade, Chief Executive Officer
Tel - today: +44 (0)20 7831 3113	Daniel Abrams, Finance Director
Thereafter: +44 (0)20 7786 5555	Tel: +44 (0)1753 706600
Stephen Evans-Freke, Director
Tel – until 24 June: +44 (0)20 7831 3113
Tel – after 24 June: +1 212 755 3411

Broadview (Adviser to Celtic Pharma)	Lazard (Adviser to Xenova)
Bruce Huber	David Gluckman
Julie Langley	Nicholas Hill
Tel: +44 (0)20 7968 8000	Tel: +44 (0)20 7187 2000

Financial Dynamics
David Yates
Ben Atwell
Tel: +44 (0)20 7831 3113

Broadview, a division of Jefferies International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Celtic Pharma and no one else in connection with the Proposal and will not be responsible to anyone other than Celtic Pharma for providing the protections afforded to customers of Broadview or for providing advice in relation to the Proposal, the contents of this announcement or any transaction or arrangement referred to herein.

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Xenova and no on else in connection with the Proposal and will not be responsible to anyone other than Xenova for providing the protections afforded to customers of Lazard or for providing advice in relation to the Proposal, the contents of this announcement or any transaction or arrangement referred to herein.

As part of the Proposal, Xenova Securityholders who are eligible to do so may choose to receive the Secured Loan Notes offer. The Secured Loan Notes to be issued pursuant to the Scheme have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the US Securities Act or under any relevant laws of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filled, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Secured Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Secured Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the Secured Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from a Restricted Jurisdiction in which an offer of Secured Loan Notes would constitute a violation of relevant laws or require registration of the Secured Loan Notes, or to or for the account or benefit of any resident of a Restricted Jurisdiction.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law or regulation.

This summary should be read in conjunction with the full text of the following announcement. Appendix I to the following announcement contains certain conditions to the implementation and operation of the Scheme. Appendix II contains definitions of certain expressions used in this summary and in the following announcement.

Under the provisions of Rule 8.3 of the City Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Xenova, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Xenova is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities (or in any option in respect of, or derivative referenced to, any such securities) during the offer period.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of Xenova by Xenova or Celtic Pharma, or by any of their respective ѻassociates” (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under FSMA 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone +44 20 7638 0129 or by fax on +44 20 7236 7013.

This announcement includes “forward-looking statements” relating to the Proposal, the Celtic Pharma Group and Xenova that are subject to known and unknown risks and uncertainties, many of which are outside of the Celtic Pharma Group's and Xenova's control and are difficult to predict and that may cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this announcement regarding the business, financial condition, results of operations of Xenova, the Xenova Group, Celtic Pharma, the Celtic Pharma Group, Celtic Pharma Holdings, Celtic X Licensee, or Celtic Pharma Capital and certain plans, objectives, assumptions, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. Should one or more of the risks or uncertainties associated with such forward-looking statements materialise, or should assumptions underlying such forward-looking statements prove incorrect, actual results may vary materially from those described herein.

These statements include, without limitation, those concerning: strategy and the ability to achieve it; expectations regarding sales, expenses, profitability and growth; possible or assumed future results of operations; capital expenditure and investment plans; adequacy of capital; and financing plans. The words “seek”, “aim”, “may”, “expect”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “intend”, “should”, “could”, “would”, “shall” and similar terms or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are intended to identify or may constitute forward-looking statements. In addition, this announcement includes forward-looking statements relating to potential exposure to various types of market risks, such as foreign exchange rate risks, interest rate risks and other risks related to financial assets and liabilities. These forward-looking statements have been based on the current view of Xenova or Celtic Pharma management, as applicable, with respect to future events and financial performance. These views reflect the best judgement of the management of Xenova or Celtic Pharma, as applicable, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in forward-looking statements and from past results, performance or achievements. Although it is the belief of Xenova and Celtic Pharma, as the case may be, that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including, without limitation, the following: the inability to obtain any necessary regulatory approvals in the context of the Proposal or to obtain them on acceptable terms, the inability to integrate successfully Xenova within the Celtic Pharma Group; costs related to the Acquisition; the economic environment of the industries in which the Celtic Pharma Group and Xenova operate; costs associated with research and development; changes in the prospects for products in the pipeline or under development by Xenova; dependence on the existing management of Celtic Pharma and Xenova; changes or uncertainties in UK or US federal or state tax laws or the administration of such laws; changes or uncertainties in the laws or regulations applicable to the markets in which Celtic Pharma and Xenova operate, including those of the Federal Drug Administration in the United States, and other factors detailed in

Xenova's fillings with the SEC; failure to protect intellectual property rights or any infringement claims; litigation; future exchange and interest rates; economic downturn; acts or threats of terrorism; acts or the threat of war or other adverse political developments.

All subsequent written and oral forward-looking statements attributable to Celtic Pharma or Xenova or persons acting on behalf of either of them are expressly qualified in their entirety by the cautionary statements above. The forward-looking statements included herein are made only as of the date of this announcement.